United States

Securities and Exchange Commission

Washington, D.C. 20549

Schedule 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant

to § 240.13d-1(b), (c) and (d) and Amendments Thereto Filed

Pursuant to § 240.13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

Datadog, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

23804L103

(CUSIP Number)

December 31, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐   Rule 13d-1(b)

☒   Rule 13d-1(c)

☐   Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 23804L103	Schedule 13G

1		Names of Reporting Persons Enfield Investments Holdings Limited
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☒
3		SEC Use Only
4		Citizenship or Place of Organization Cyprus
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 18,573,366
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 18,573,366
9		Aggregate Amount Beneficially Owned by Each Reporting Person 18,573,366
10		Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11		Percent of Class Represented by Amount in Row 9 8.93%
12		Type of Reporting Person CO

CUSIP No. 23804L103	Schedule 13G

1		Names of Reporting Persons LBB Foundation
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☒
3		SEC Use Only
4		Citizenship or Place of Organization Liechtenstein
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 18,573,366
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 18,573,366
9		Aggregate Amount Beneficially Owned by Each Reporting Person 18,573,366
10		Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11		Percent of Class Represented by Amount in Row 9 8.93%
12		Type of Reporting Person OO (Discretionary Foundation)

CUSIP No. 23804L103	Schedule 13G

1		Names of Reporting Persons Leonid Boguslavskiy
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☒
3		SEC Use Only
4		Citizenship or Place of Organization Russia and Canada
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 18,573,366
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 18,573,366
9		Aggregate Amount Beneficially Owned by Each Reporting Person 18,573,366
10		Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11		Percent of Class Represented by Amount in Row 9 8.93%
12		Type of Reporting Person IN

CUSIP No. 23804L103	Schedule 13G

ITEM 1.                   (a)           Name of Issuer:

Datadog, Inc. (the “Issuer”)

(b)                                 Address of Issuer’s Principal Executive Offices:

620 8th Avenue, 45th Floor, New York, NY

ITEM 2.                   (a)           Name of Person Filing:

Each of the following is hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons.”  This statement is filed on behalf of:

Enfield Investments Holdings Limited (“Enfield”)

LBB Foundation

Leonid Boguslavskiy

(b)                                 Address or Principal Business Office:

The principal business address for each Reporting Person is as follows:

Enfield: 3 Afentrikas, Office 101, 6018 Larnaca, Cyprus;

LBB Foundation: c/o Fundationsanstalt, Heligkreuz 6, 9490, Vaduz, Liechtenstein; and

Leonid Boguslavskiy: via Piana 3, 50124 Firenze, Italy.

(c)                                  Citizenship of each Reporting Person is:

Enfield is a private limited company organized under the laws of Cyprus

LBB Foundation is a discretionary foundation organized under the laws of Liechtenstein.

Leonid Boguslavskiy is a citizen of Russia and Canada.

(d)                                 Title of Class of Securities:

Class A Common stock, par value $0.00001 per share (“Common Stock”).

(e)                                  CUSIP Number:

23804L103

ITEM 3.

Not applicable.

CUSIP No. 23804L103	Schedule 13G

ITEM 4.                   Ownership.

(a-c)

The ownership information presented below represents beneficial ownership of Common Stock of the Issuer as of December 31, 2020, based upon the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2020 that 208,048,784 shares of Common Stock were outstanding as of November 2, 2020.

Reporting Person	Amount beneficially owned	Percent of class:	Sole power to vote or to direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Enfield Investments Holdings Limited	18,573,366	8.93%	0	18,573,366	0	18,573,366
LBB Foundation	18,573,366	8.93%	0	18,573,366	0	18,573,366
Leonid Boguslavskiy	18,573,366	8.93%	0	18,573,366	0	18,573,366

Enfield is the record holder of 18,573,366 shares of Common Stock of the Issuer.

Enfield is a wholly owned subsidiary of LBB Foundation, whose sole beneficiary is Leonid Boguslavskiy. As a result, each of LBB Foundation and Mr. Boguslavskiy may be deemed to beneficially own the shares of Common Stock beneficially owned by Enfield.

ITEM 5.                   Ownership of Five Percent or Less of a Class.

Not applicable.

ITEM 6.                   Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

ITEM 7.                   Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

ITEM 8.                   Identification and Classification of Members of the Group.

Not applicable.

CUSIP No. 23804L103	Schedule 13G

ITEM 9.                   Notice of Dissolution of Group.

Not applicable.

ITEM 10.            Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

CUSIP No. 23804L103	Schedule 13G

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 16, 2021

Enfield Investments Holdings Limited

	By:	/s/	Myrianthi Tsielepi
	Name:		Myrianthi Tsielepi
	Title:		Director

LBB Foundation

	By:		LBB Management LLP, Member of the foundation council

	By:	/s/	Leonid Boguslavskiy
	Name:		Leonid Boguslavskiy
	Title:		Founding Member

Leonid Boguslavskiy

	By:	/s/	Leonid Boguslavskiy
	Name:		Leonid Boguslavskiy
	Title:		Self

CUSIP No. 23804L103	Schedule 13G

LIST OF EXHIBITS

Exhibit No.	Description
99	Joint Filing Agreement.